gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

November 16, 2006

Mail Stop 6010

Jeffrey P. Riedler, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

International Food and Wine Consultants, Inc.

Registration Statement Form SB-2/Amendment 3

File No.: 333-136487

Dear Mr. Riedler:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement.  The changes are either made in response to staff comments on 2nd Amendment to the Registration Statement or represent an updating of material previously filed to reflect any developments in the business of International Food and Wine Consultants, Inc.  The paragraph numbers below correspond to the numbered comments in your November 1, 2006 letter of comment.

Risk Factors

 “15. The market for penny stocks has experienced numerous frauds and abuses…”

1.

The requested disclosure has been made in Risk Factor #16.

Management’s Discussion and Analysis or Plan of Operation

2.

The requested disclosures have been made.

July 31, 2006 and 2005.

3.

The requested disclosures have been made.

gary b. wolff, p.c.

  Counselor At Law

Jeffrey Reider, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

November 7, 2006

Re:

International Food and Wine Consultants, Inc.

Registration Statement Form SB-2/A3

File No.: 333-136487

Liquidity

4.

The requested disclosures have been made.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

International Food and Wine Consultants, Inc.

Most & Company, LLP